Exhibit 12.1

Eagle Materials Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio amounts)

	Nine Months Ended December 31, 2008	Fiscal Year Ended March 31,
		2008	2007	2006	2005	2004
Earnings (1):
Earnings before income taxes	49,726	144,384	304,288	241,066	158,089	102,123
Add: Fixed charges	24,325	27,127	11,739	8,290	3,326	3,827
Add: Cash distributions from equity method investments	27,500	37,750	29,000	27,250	30,917	26,149
Subtract: Income from equity method investments	(25,421)	(33,982)	(32,765)	(26,917)	(26,921)	(23,911)

Total Earnings	76,130	175,279	312,262	249,689	165,411	108,188

Fixed Charges (2):
Interest expense	18,985	20,530	11,709	8,290	3,326	3,827
Interest component of rent expense	211	336	341	385	461	472

Total Fixed Charges	19,196	20,866	12,050	8,675	3,787	4,299

Ratio of Earnings to Fixed Charges	5.0x	9.4x	26.9x	29.8x	44.7x	26.2x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.
(2)	Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.